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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  1*

Name of Issuer:  Hanover Direct, Inc.

Title of Class of Securities:  Common Stock, $0.66 2/3 par value

CUSIP Number:  440506 10 3

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

  Peter Woodward, c/o Regan Partners, L.P., 6 East 43rd Street
            New York, New York 10017; (212) 661-3442

     (Date of Event which Requires Filing of this Statement)

                        October 28, 1997

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.: 440506 10 3

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

         Basil P. Regan

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   X

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         United States of America

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

         9,040,000

8.  Shared Voting Power:

         4,171,400

9.  Sole Dispositive Power:

         9,040,000

10. Shared Dispositive Power:

         4,171,400

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         13,211,400




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12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares

13. Percent of Class Represented by Amount in Row (11)

         6.60%

14. Type of Reporting Person

         IN









































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The purpose of this Schedule 13D is to report a material increase in the ownership of Basil P. Regan (the "Reporting Person") in the Common Stock, $0.66 2/3 par value (the "Shares"), of Hanover Direct, Inc. (the "Issuer") from 5.05% to 6.60% of the Shares outstanding.

Item 1.  Security and Issuer

         No change.

Item 2.  Identity and Background

         No change.


Item 3.  Source and Amount of Funds or Other Consideration

         As of the date hereof, the Reporting Person is deemed to beneficially own 13,211,400 Shares. All 13,211,400 Shares are held by either the Partnership, the International Fund, the managed account, the Reporting Person or an account over which the Reporting Person has investment discretion. All of the Shares were purchased in open market transactions. The Shares were purchased for an aggregate purchase price of $17,438,493. The funds for the purchase of the Shares held in the Partnership, the International Fund, the managed account and the account over which the Reporting Person has investment discretion have come from the working capital of the Partnership, the International Fund, the managed account or the account over which the Reporting Person has investment discretion. The funds for the purchase of the Shares held by the Reporting Person came from the Reporting Person's own funds. No funds were borrowed to purchase any of the Shares.

Item 4.  Purpose of Transactions

         No change.

Item 5.  Interest in Securities of Issuer

         As of the date hereof, the Reporting Person is deemed to be the beneficial owner of 13,211,400 Shares. Based on the Issuer's filing on Form 10-Q on August 12, 1997, as of August 5, 1997 there were 200,055,322 Shares outstanding. Therefore, the the Reporting Person is deemed to beneficially own 6.60% of the outstanding Shares. The Reporting Person has the sole or shared


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         power to vote, direct the vote, dispose of or direct the
         disposition of all the Shares that he is deemed to beneficially own. All transactions in the Shares effected by the Reporting Person during the sixty days prior to October 28, 1997 through the date of this filing were effected in open-market transactions and are set forth in Exhibit A hereto.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

         No change.

Item 7.  Material to be Filed as Exhibits

         A description of the transactions in the Shares that were effected by the Reporting Person during the 60 days prior to October 28, 1997 through the date of this filing is filed herewith as Exhibit A.
































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         Signature

         The undersigned, after reasonable inquiry and to

the best of their knowledge and belief, certify that the

information set forth in this statement is true, complete

and correct.



                                 /s/ Basil P. Regan
                             _________________________________
                             Basil P. Regan


November 6, 1997

































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                                                        Exhibit A


                    SCHEDULE OF TRANSACTIONS


                 Price Per Share         Number of Shares
  Date       (excluding commission)     Purchased or (Sold)
  ____     __________________________  _____________________
 9/18/97            $1.256                200,000
 9/19/97             1.375                100,000
 9/22/97             1.375                 50,000
 9/26/97            1.3125                 25,000
 9/29/97             1.295                553,200
 9/30/97             1.495                668,000
 10/2/97             1.557                 55,000
 10/3/97             1.612                125,000
 10/6/97             1.591                 75,000
 10/7/97             1.62                  75,000
 10/8/97             1.653                 75,000
10/28/97             1.439                142,700
10/29/97             1.426                121,200
10/30/97             1.408                 73,200
10/31/97             1.573                722,000
 11/3/97             1.625                 50,000


























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